Exhibit 99.1
press release
ArcelorMittal expands its portfolio of renewable energy projects

Three new projects in India will bring the Company’s global renewable energy capacity to 3.3GW

22 December 2025, 08:30 CET

ArcelorMittal (‘the Company’) today announces three new renewable energy projects in India totaling 1GW of nominal solar and wind capacity. Upon completion the projects will double ArcelorMittal’s renewable energy capacity in India to 2GW and increase the Company’s total global renewable energy capacity to 3.3GW.

The projects are:

Project location	Capacity	Annual CO2 savings (million tonnes)	Forecast completion
Amaravati, Maharashtra	36MW solar	0.04	H1 2027
Bikaner, Rajasthan	400MW solar + 500MWh battery energy storage	0.65	H1 2028
Bachau, Gujarat	250MW wind + 300MW solar + 300MWh integrated battery storage	0.9	H1 2028

Total capital expenditure for the three projects is anticipated to be $0.9 billion and the power generated will be supplied to AMNS India, ArcelorMittal’s 60/40 Indian steelmaking joint venture with Nippon Steel.

Commenting, ArcelorMittal CEO, Aditya Mittal, said:

“With these new projects, we are doubling our renewable energy capacity in India, providing a secure supply of clean energy to our Indian steelmaking operations and strengthening our global footprint in clean power. Our approach is to invest in projects that are sustainable, economically sound, and aligned with our ambition to make a meaningful contribution to the energy transition. These investments show how climate responsibility and business performance can go hand in hand.”

In addition to ArcelorMittal’s three new projects, AMNS India is also developing its own renewable energy project, which mirrors ArcelorMittal’s Bachau project in terms of location (Bachau, Gujarat), scope (550MW project, consisting of 300MW of solar power and 250MW of wind power) and annual CO2 savings (0.9 million tonnes).

Alongside ArcelorMittal’s initial 1GW Indian renewables project, which started providing clean energy to AMNS India earlier this year (https://corporate.arcelormittal.com/media/news-articles/powering-cleaner-steelmaking-in-india-electricity-from-arcelormittal-s-1gw-renewable-energy-project-starts-flowing-to-its-indian-steelmaking-jv), when all projects complete they will deliver total annual CO2 savings of 4 million tonnes, and provide 35% of electricity requirements for AMNS India’s Hazira steelmaking operations (based on forecast energy consumption in 2028, post AMNS India’s ongoing expansion to 15 million tonnes of annual steelmaking capacity).

The Company is also developing renewable energy projects in Brazil and Argentina in joint venture partnerships (https://corporate.arcelormittal.com/media/news-articles/arcelormittal-brazil-signs-contracts-for-two-solar-energy-projects). Combined, its Indian, Brazilian and Argentinian projects will provide a total of 3.3GW of electrical power generation when all projects are operational.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations
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E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com